FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

October 1st, 2007

Mr. Guillermo Larraín R.
Superintendent of Securities and Insurance
Santiago

ESSENTIAL FACT

Dear Sir,

     In accordance with clauses 9 and 10 of the Securities Market Law N° 18045 and General Rule N° 30 of the Superintendency, and duly authorized for this purpose by the board of the Company, I advise you of the following “essential information.”

     At the board meeting of Empresa Nacional de Electricidad S.A. (ENDESA CHILE) held on September 28, the board approved the project for the construction of a thermal generation plant called Quintero Thermal Plant, located at Quintero in Chile’s Fifth Region. The plant will consist of two gas turbines in open cycle which will use diesel, and liquefied natural gas once the Quintero re-gasification plant starts commercial operations. The latter is currently being built on land adjoining the location of the future plant.

     The project will have a capacity of 240 MW and its operational start-up is estimated for the first quarter of 2009, thus largely reducing the probability of capacity failures in the Central Interconnected System that year.

     Quintero Thermal Plant will have GE Energy-CRT turbines and the total project investment amounts to US$ 128.3 million, which includes the principal equipment, civil works, transportation, assembly, connection to the system and the cost of the land where it will be built.

     Following the board meeting, contracts were signed for the purchase of the turbines from General Electric and the corresponding notice to proceed was delivered to start the project.

Yours sincerely,

Rafael Mateo A.
Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

	By:	/s/ RAFAEL MATEO A.

Rafael Mateo A.

Chief Executive Officer

Dated: October 01, 2007

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.